

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 27, 2016

Via Email
Liam Stewart
Chief Financial Officer
Macquarie Infrastructure Corporation
125 West 55th Street
New York, New York 10019

>   **Re: Macquarie Infrastructure Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed February 23, 2016**
>   **Form 8-K Dated May 3, 2016**
>   **File No. 001-32384**

Dear Mr. Stewart:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Selected Financial Data, page 53

1.   You present gross profit in your Form 10-K, but it does not appear that you include depreciation and amortization in cost of services and cost of product sales. The presentation of a figure for income before depreciation is not appropriate. Please revise your disclosure to comply with the guidance in SAB Topic 11B. Also, refer to Item 302(a)(1) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 56

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) excluding non-cash items and Free Cash Flow, page 62

2.   Your measure of EBITDA excluding non-cash items removes any base management fees and performance fees incurred, whether paid in cash or stock. This adjustment appears to be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

3.   We note from your disclosure that you define "EBITDA excluding non-cash items" as earnings before interest, taxes, depreciation and amortization, and non-cash items. Address the following regarding your non-GAAP measure:

   •   Measures with reference to EBITDA should use net income as presented in the statement of operations. However, we note your reconciliation on page 64 uses net (loss) income attributable to Macquarie Infrastructure Corporation. Revise your presentation accordingly. Refer to Item 10(e)(i)(B) of Regulation S-K and Question 103.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

   •   We note that the adjustment for "non-cash items" includes an adjustment related to pension expense. Please expand your disclosure to state what the adjustment represents in the context of your pension accounting policy. In addition, explain the nature of the adjustment to non-controlling interest.

4.   You state that Free Cash Flow provides investors with additional insight into your future ability to deploy cash, but you separately note that Free Cash Flow does not fully reflect your ability to freely deploy generated cash. Revise to provide a consistent statement regarding the usefulness of Free Cash Flow. Refer to Item 10(e)(i)(C) of Regulation S-K and Question 102.07 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Reconciliation from Consolidated Free Cash Flow to Proportionately Combined Free Cash Flow, page 65

5.   We note your reconciliation of Free Cash Flow on a proportionately combined basis here and the explanatory disclosure on page 82 of your Form 10-K. We also note this type of disclosure in your quarterly press releases. Please explain your basis for presenting this and other proportionately combined financial measures.

Atlantic Aviation, page 70

Revenue and Gross Profit, page 71

6.   We note your inclusion of analysis on a "same store basis." For example, you state that "On a same store basis, gross profit increased 8.3% from 2014 to 2015, driven by increases in fuel gross profit and hangar rentals." Revise to disclose how you define same store metrics.

Notes to Financial Statements

Note 8. Long-Term Debt, page 120

7.   We note you issued senior notes in July 2014 which were convertible, at the holder's option, at a conversion rate of 11.7942 shares per $1,000 principal, subject to adjustment. Disclosure on page 122 of your Form 10-K indicates that the conversion from a limited liability company to a corporation in May 2015 triggered senior note conversions and that the holders were entitled to an increased conversion rate of 12.7836 shares per $1,000 face amount. Please tell us about the provisions of the agreement related to these convertible senior notes as it relates to the adjustment of the conversion rate and explain your consideration of FASB ASC 815-40-25. If you have concluded that the conversion feature should not be separately accounted for as a derivative, explain whether you accounted for the modification to the rate of conversion pursuant to FASB ASC 470-50-40.

Note 18. Quarterly Data (Unaudited), page 157

8.   Please expand your disclosure to also include gross profit and net (loss) income. Refer to Item 302 of Regulation S-K.

Form 8-K Dated May 3, 2016

9.   With respect to the press release regarding your financial results for the quarter, we note the following:

- Non-GAAP measures are described without at least an equally prominent descriptive characterization of the comparable GAAP measure;

- Your earnings release headlines disclose non-GAAP measures without the comparable GAAP measure;

- A style of presentation is used that emphasizes the non-GAAP measure over the comparable GAAP measure;

- Non-GAAP measures are discussed and analyzed without a similar discussion and analysis of the comparable GAAP measures; and

- Free Cash Flow, a non-GAAP liquidity measure, is presented on a per share basis.

Your presentation appears to be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources